Evergreen VA International Growth Fund: Annual Report as of December 31, 2002

table of contents

1	LETTER TO SHAREHOLDERS
4	FUND AT A GLANCE
5	PORTFOLIO MANAGER INTERVIEW
7	FINANCIAL HIGHLIGHTS
9	SCHEDULE OF INVESTMENTS
16	STATEMENT OF ASSETS AND LIABILITIES
17	STATEMENT OF OPERATIONS
18	STATEMENTS OF CHANGES IN NET ASSETS
19	NOTES TO FINANCIAL STATEMENTS
24	INDEPENDENT AUDITORS’ REPORT
28	TRUSTEES AND OFFICERS

This annual report must be preceded or accompanied by a prospectus of the Evergreen fund contained herein. The prospectus contains more complete information, including fees and expenses, and should be read carefully before investing or sending money.

Mutual Funds:
NOT FDIC INSURED	MAY LOSE VALUE	NOT BANK GUARANTEED

Evergreen InvestmentsSM is a service mark of Evergreen Investment
Management Company, LLC. Copyright 2002.

Evergreen mutual funds are distributed by Evergreen Distributor, Inc.,
90 Park Avenue, 10th Floor, New York, NY 10016.

LETTER TO SHAREHOLDERS

February 2003

William M. Ennis President and Chief Executive Officer	Dennis H. Ferro President and Chief Investment Officer
Dear Evergreen Shareholder:

We are pleased to provide the annual report for the Evergreen VA International Growth Fund, which covers the 12-month period ended December 31, 2002.

Market analysis

The year ended December 31, 2002, was yet another challenging period for investors. Market volatility in the financial markets was attributed to the disappointing fundamentals of a weaker-than-expected recovery and the financial scandals at Enron, WorldCom and Tyco. If these challenges were not enough, investors also had to contend with the uncertain geopolitical situation, with the potential for war and possible terror attacks weighing heavily on everyone’s minds. Many investors chose to reduce their exposure to the equity markets as stocks declined for the third consecutive year, a phenomenon that had not occurred in more than six decades. Bonds were led by the strength in Treasuries, whose traditional safe-haven status attracted throngs of investors. At one point, the yield on 10-year U.S. Treasuries fell below 3.6% despite a $150 billion federal budget deficit. Cash levels also rose with an estimated $6.5 trillion sitting on the sidelines, an amount equivalent to two-thirds of total U.S. gross domestic product (GDP).

As the year began, optimism swirled that the momentum in fourth-quarter GDP would translate into a solid recovery with improved corporate profitability. After all, the economy grew and the equity markets had soared in the wake of the terrorist attacks, and the appearance of stability was welcome by investors across the land. Most believed that the recession was over, the recovery would gain traction, and the financial markets would recover.

But the first disappointment came from Enron. First-quarter GDP was strong and investors were initially optimistic, yet as the story of the scandal spread, dragging down Arthur Andersen and overall confidence in the accounting industry, investor optimism quickly waned. Other issues of corporate malfeasance surfaced and it soon became evident that Enron was not an isolated scandal. These disturbing revelations were compounded by weaker-than-expected earnings for the first quarter and slower-than-projected economic growth during the second quarter.

Of the accounting scandals that emerged during the first half of the year, the knockout punch for the market came with WorldCom’s announcement of a $2.7 billion restatement of earnings at the beginning of the summer. No one believed this to be the final revelation, and leadership in Washington took needed steps to restore investor confidence. President Bush, members of Congress, and the SEC all became involved. Legislation was created in the form of the Sarbanes-Oxley Act of 2002, requiring new procedures for financial reporting and outlining the punishment for corporate criminals. Corporate CEOs and CFOs are

LETTER TO SHAREHOLDERS continued

now required to sign the financial statements submitted to the SEC. Despite such steps, investor confidence lost ground and the markets slid to a new low in July.

By mid-summer, just as investors were regaining hope regarding the integrity of financial reporting, saber rattling with Iraq increased and economic growth weakened. The anniversary of the September 11 attacks rekindled fears of potential terrorism, and third-quarter GDP was well below forecast. Earnings estimates were ratcheted downward yet again, and all eyes turned to Federal Reserve Board chairman Alan Greenspan. The Fed opted to change its policy bias toward easing at the October meeting, but ultimately surprised investors with a larger than expected 50-basis point cut in early November. The success of Republicans in the mid-term elections also appeared to favor investors, and the equity markets, which rallied in anticipation of these two events, finished the year with a positive quarter. Despite bouncing off the October lows, equities finished the year in negative territory. Bonds, however, provided handsome returns, as Treasuries, corporates and municipals all benefited from low inflation and an accommodating Fed. Proper asset allocation once again confirmed that a diversified portfolio provided greater opportunity for the success of long-term investors.

International equity markets also had a difficult year as a lack of meaningful economic growth and slack corporate profitability became a global phenomenon. The European Central Bank (ECB) was caught in a balancing act between supporting its new currency, the euro, and watching a slowdown in pan-European economic activity. While inflation was moderate in the larger continental countries, unemployment remained an issue. Corporate profitability also remained weak and gave no lift to market averages. Asia was again dominated by the ongoing lethargy of the Japanese economy and the inability of the country’s political leadership to implement viable solutions to end their decade-long recession. Emerging markets were mixed as Asian markets (excluding Japan) rebounded, while Latin America was affected by setbacks in Argentina and Brazil.

Looking ahead, we believe the U.S. economy will continue its moderate path of recovery in 2003. We project GDP growth in the range of 3%, supported by mild levels of personal consumption and a gradual improvement in business spending. Manufacturing may continue to inch along in the first half of the year, yet services should build on under-appreciated strength in that sector during 2002. The outlook for inflation remains positive for consumers, yet businesses will once again be challenged by a lack of meaningful pricing power, preventing the traditional surge in corporate earnings common in early-cycle recoveries. Unemployment will likely remain in the 6% range, yet investors need to keep in mind that this is a relatively healthy rate compared to the two most recent economic recoveries, when the jobless rate climbed above 10% in 1983 and approached 8% in 1992.

In our opinion, gradually improving fundamentals, including solid productivity growth, could keep the Fed on the sidelines for at least the first half of 2003. Since January 2001, the Fed has reduced short-term interest rates by more than 80%. We believe this aggressive easing cycle helped prevent many of the extreme consequences of prior recessions, while enabling the economy to muddle through the initial stages of recovery in a very uncertain global environment. Given the mild pace of recovery and the questionable geopolitical situation, we expect monetary policymakers to keep interest rates steady,

LETTER TO SHAREHOLDERS continued

while continuing to increase liquidity to fend off deflation. As clarity improves on the global picture, and demand strengthens domestically, we believe the Fed will begin a gradual tightening policy in the second half of the year.

While the Fed’s position on interest rates may limit gains in the Treasury market, we do not anticipate a bear market for bonds in 2003. The potential for expected stability in rates during the first half of the year may bode well for the mortgage securities market. We believe corporate bonds should continue to generate gains, as historically wide spreads contract. A positive bias in corporate earnings should support this trend. We believe the best total return opportunity for risk-oriented fixed income investors may lie in the high yield market. After not participating in the bond market gains of the past two years, this area appears poised for success given its historical correlation to a strengthening economy and an improving equity market. Spreads relative to Treasuries in this area are wider than historical averages, suggesting potentially attractive upside possibilities.

Moving to equities, we are optimistic about the potential for stocks in 2003. After three years of declines, we believe equities are better positioned for possible growth in the coming year. A steady pace of economic growth could enable companies in the Standard & Poor’s 500 Index to generate operating profit growth in the range of 8% over the next 12 months. Surprisingly, current valuations suggest there is little need to overweight portfolios either by investment style or market capitalization. Consequently, we believe a diversified approach to equities may benefit investors as the markets attempt to balance the improvement of domestic fundamentals in an uncertain world.

Importance of diversification

The volatility we have experienced in the financial markets over the past several months offers many reasons for building and maintaining a diversified portfolio rather than making investment decisions based on anticipated market movements. Exposure to various types of investments should remain a key component of a well-balanced portfolio. Establishing a Systematic Investment Plan* (SIP) can also be an effective tool to help you achieve your investment goals. As with all investment decisions, remember to consult your financial advisor to develop a strategy that will support your long-term objectives.

Please visit our Web site, EvergreenInvestments.com, for more information about our funds and other investment products available to you. From the Web site, you can also access our quarterly online shareholder newsletter, Evergreen Events, through the “About Evergreen Investments” menu tab. Thank you for your continuing support of Evergreen Investments.

* A regular investment program neither provides assurance of making a profit nor guarantees against loss in a declining market. You should consider your ability to make regular investments through periods of fluctuating price levels before choosing any regular investment plan.

William M. Ennis
President and Chief Executive Officer
Evergreen Investment Company, Inc.

Dennis H. Ferro
President and Chief Investment Officer
Evergreen Investment Management Company, LLC

FUND AT A GLANCE

as of December 31, 2002

“In this tentative market environment, we will continue our strategy of selecting what we believe are attractively priced, well-run companies with good balance sheets. Investing in the best of both growth and value stocks, we will strive to generate better returns with lower risk. We maintain our belief that investors will potentially benefit over the long term from exposure to high-quality international companies.”

MANAGEMENT TEAM

Gilman C. Gunn
International Equity Team Lead Manager

PERFORMANCE AND RETURNS1

Portfolio Inception Date: 8/17/1998	Class 1*	Class 2
Class Inception Date	8/17/1998	7/31/2002

Average Annual Return

1 year	-10.47%	-10.52%

Since portfolio inception	-2.31%	-2.33%

12-month income dividends per share**	$0.14	$0.13

* Effective at the close of business on July 24, 2002, existing shares of the fund were renamed Class 1 shares.
** The distributions for Class 2 are for the period from its inception on July 31, 2002, through December 31, 2002.

LONG-TERM GROWTH

Comparison of a $10,000 investment in Evergreen VA International Growth Fund Class 1 shares,1 versus a similar investment in the Morgan Stanley Capital International Europe, Australasia and Far East Free Index (MSCI EAFE Free) and the Consumer Price Index (CPI).

The MSCI EAFE Free is an unmanaged market index and does not include transaction costs associated with buying and selling securities, any mutual fund expenses or any taxes. The CPI is a commonly used measure of inflation and does not represent an investment return. It is not possible to invest directly in an index.

1 Past performance is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that investors’ shares, when redeemed, may be worth more or less than their original cost. The performance of each class may vary based on differences in fees and expenses paid by the shareholders investing in each class. Performance includes the reinvestment of income dividends and capital gain distributions. Performance shown does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

Historical performance shown for Class 2 prior to its inception is based on the performance of Class 1, the original class offered. The historical returns have not been adjusted to reflect the effect of the 0.25% 12b-1 fee for Class 2. Class 1 does not pay a 12b-1 fee. If these fees had been reflected, returns for Class 2 would have been lower. The advisor is currently waiving a portion of its advisory fee. Had the fee not been waived, returns would have been lower.

The fund’s investment objective is non-fundamental and may be changed without the vote of the fund’s shareholders.

Foreign investments may contain more risk due to the inherent risks associated with changing political climates, foreign market instability and foreign currency fluctuations.

Smaller capitalization stock investing may offer the potential for greater long-term results; however, it is also generally associated with greater price volatility due to the higher risk of failure.

All data is as of December 31, 2002, and subject to change.

PORTFOLIO MANAGER INTERVIEW

How did the fund perform?

The fund’s Class 1 shares had a total return of -10.47% for the 12-month period ended December 31, 2002. During the same period, the Morgan Stanley Capital International Europe, Australasia, and Far East Free Index returned -15.94%, while the median return of funds in the Lipper Variable Annuity International Funds Classification was -17.25%. Lipper is an independent monitor of mutual performance.

PORTFOLIO CHARACTERISTICS
(as of 12/31/2002)

Total Net Assets	$22,800,571

Number of Holdings	150

P/E Ratio	16.4x

What was the investment environment like during the period?

The investment environment proved difficult. None of the world’s major economies was immune to the general malaise that plagued the U.S. economy. Declining stock markets and generally weak or sluggish economies dampened the investment environment in most countries. The slow economic growth and stock market volatility in the U.S. rippled through the rest of the world, creating hesitancy on the part of global investors. While international markets outperformed the U.S. markets for the first half of the period, their performance declined during the remainder of the year and closely tracked that of the U.S.

TOP 10 COUNTRIES
(as a percentage of 12/31/2002 portfolio assets)

Japan	17.3%

United Kingdom	15.1%

France	9.3%

United States	9.2%

Canada	7.5%

Switzerland	6.7%

Netherlands	5.4%

Sweden	4.7%

South Korea	3.8%

Italy	3.3%

How did you manage the fund in this environment?

In this environment, we positioned the fund defensively. Geographic diversity was not as important as industry and security selection, and it was the latter that we believe enabled us to significantly outperform the fund’s benchmark and peer group. We underweighted the more volatile areas of the market, such as information technology and telecommunication services. In terms of geographic area, we tended to favor Europe and underweighted emerging markets and Japan. We overweighted the more defensive industries, such as tobacco, foods and beverages, which were the best performing areas in the portfolio. We concentrated on companies with predictable businesses, good earnings growth and cash flow. During the first nine months of the period, the fund’s defensive posture benefited results as equity markets declined. Individual holdings that benefited performance included Al-Ahram,

PORTFOLIO MANAGER INTERVIEW continued

an Egyptian brewer that was taken over by Heineken; Castorama, a French do-it-yourself home improvement company that was acquired by Kingfisher; and Pepsi Gemex of Mexico, which was bought out by PepsiCo. The fund was able to end the year significantly ahead of the competition.

TOP 5 SECTORS
(as a percentage of 12/31/2002 net assets)

Financials	20.9%

Consumer Staples	20.1%

Consumer Discretionary	11.6%

Health Care	10.8%

Energy	8.2%

What detracted from performance?

We were underweighted in Australia compared to the benchmark, which detracted from performance when Australian natural resources companies benefited from strength in the gold market. Although we were only minimally invested in Brazil, disappointing performance in that country had a negative effect on the portfolio. Overall, the German market was a very difficult investing environment and while our exposure was underweighted, it still detracted from the fund’s performance. The German economy is the slowest of the European countries and its strength has always been its industrial base. Recent low levels of industrial capital expenditure have been a drag on the economy, as has the extremely cautious spending pattern of German consumers.

TOP 10 HOLDINGS
(as a percentage of 12/31/2002 net assets)

Nestle SA	2.5%

Diageo Plc	2.3%

Pharmacia Corp.	2.2%

Royal Dutch Petroleum Co.	2.0%

Brascan Corp.	2.0%

Toyota Motor Corp.	1.9%

TotalFinaElf SA	1.9%

Telecom Italia SpA	1.7%

Compagnie Generale des Etablissements Michelin, Class B	1.7%

Nippon Meat Packers, Inc.	1.7%

What is your outlook for the next 12 months?

We expect the low-growth environment to continue over the next several months. In this tentative market environment, we will continue our strategy of selecting what we believe are attractively priced, well-run companies with good balance sheets. Investing in the best of both growth and value stocks, we will strive to generate better returns with lower risk. We maintain our belief that investors will potentially benefit over the long term from exposure to high-quality international companies.

FINANCIAL HIGHLIGHTS

(For a share outstanding throughout each period)

	Year Ended December 31,
	2002	2001	2000[1]	1999[1]	1998[1,2]
CLASS 1[3]
Net asset value, beginning of period	$9.36	$11.52	$12.72	$9.39	$10.00
Income from investment operations
Net investment income	0.13	0.05	0.10	0.09	0.03
Net realized and unrealized gains or losses on securities, futures contracts and foreign currency related transactions	-1.11	-2.14	-0.74	3.48	-0.64
Total from investment operations	-0.98	-2.09	-0.64	3.57	-0.61

Distributions to shareholders from
Net investment income	-0.14	-0.07	-0.06	-0.14	0
Net realized gains	0	0	-0.50	-0.10	0
Total distributions to shareholders	-0.14	-0.07	-0.56	-0.24	0

Net asset value, end of period	$8.24	$9.36	$11.52	$12.72	$9.39
Total return[4]	-10.47%	-18.18%	-5.06%	38.22%	-6.10%
Ratios and supplemental data
Net assets, end of period (thousands)	$22,324	$26,868	$8,764	$3,782	$1,425
Ratios to average net assets
Expenses[5]	1.00%	1.01%	1.02%	1.03%	1.02%[6]
Net investment income	1.32%	0.82%	1.14%	0.87%	1.05%[6]
Portfolio turnover rate	76%	187%	127%	144%	0.59%

1.  Net investment income per share is based on average shares outstanding during the period.

2.  For the period from August 17, 1998 (commencement of operations), to December 31, 1998.

3.  Effective at the close of business on July 24, 2002, existing shares of the fund were renamed Class 1 shares.

4.  Total return does not reflect charges attributable to your insurance company's separate account.

5.  The ratio of expenses to average net assets excludes expense reductions but includes fee waivers.

6.  Annualized

See Notes to Financial Statements

FINANCIAL HIGHLIGHTS

(For a share outstanding throughout each period)

Year Ended
December 31, 2002[1]
CLASS 2
Net asset value, beginning of period	$8.95
Income from investment operations
Net investment income	0.02
Net realized and unrealized gains or losses on securities, futures contracts and foreign currency related transactions	-0.60
Total from investment operations	-0.58

Distributions to shareholders from
Net investment income	-0.13

Net asset value, end of period	$8.24
Total return[2]	-6.42%
Ratios and supplemental data
Net assets, end of period (thousands)	$477
Ratios to average net assets
Expenses[3]	1.18%[4]
Net investment income	0.42%[4]
Portfolio turnover rate	76%

1.  For the period from July 31, 2002 (commencement of class operations), to December 31, 2002.

2.  Total return does not reflect charges attributable to your insurance company's separate account.

3.  The ratio of expenses to average net assets excludes expense reductions but includes fee waivers.

4.  Annualized

See Notes to Financial Statements

SCHEDULE OF INVESTMENTS

December 31, 2002

	Country	Shares	Value

COMMON STOCKS 89.7%
CONSUMER DISCRETIONARY 11.6%
Auto Components 1.0%
Autoliv, Inc.	Sweden	8,726	$ 179,157
Sumitomo Rubber Industries, Ltd.	Japan	11,000	44,182
223,339
Automobiles 2.8%
Honda Motor Co., Ltd.	Japan	5,100	188,523
TI Automotive, Ltd. *(h)	United Kingdom	7,240	0
Toyota Motor Corp.	Japan	16,500	443,205
631,728
Distributors 0.3%
Li & Fung, Ltd.	Hong Kong	66,000	62,627
Hotels, Restaurants & Leisure 0.6%
Cafe De Coral Holdings, Ltd.	Hong Kong	98,000	65,974
Rank Group Plc	United Kingdom	17,450	74,848
140,822
Household Durables 0.9%
Matsushita Electric Industrial Co., Ltd.	Japan	8,000	78,814
Sharp Corp.	Japan	11,000	104,387
Waterford Wedgewood Plc	Ireland	40,767	20,949
204,150
Leisure Equipment & Products 1.4%
Fuji Photo Film Co.	Japan	3,000	97,760
Konica Corp.	Japan	29,000	210,248
Shimano, Inc.	Japan	1,200	18,188
326,196
Media 2.8%
British Sky Broadcast *	United Kingdom	5,249	53,984
Daily Mail & General Trust Plc, Class A	United Kingdom	3,330	31,166
Edipresse SA	Switzerland	100	33,259
Pearson Publishing Plc	United Kingdom	2,100	19,418
Publicis Groupe SA	France	410	8,685
Telegraaf Holdings NV	Netherlands	4,572	74,030
TF1 Television Francaise	France	3,788	101,139
Torstar Corp., Class B	Canada	4,131	66,684
Wolters Kluwer NV	Netherlands	14,500	252,422
640,787
Multi-line Retail 0.1%
Shinsegae Department Store	South Korea	240	30,252
Specialty Retail 0.9%
Electronics Boutique Plc	United Kingdom	119,162	69,045
Kingfisher Plc	United Kingdom	38,529	137,977
207,022
See Notes to Financial Statements

SCHEDULE OF INVESTMENTS continued

December 31, 2002

	Country	Shares	Value

COMMON STOCKS continued
CONSUMER DISCRETIONARY continued
Textiles & Apparel 0.8%
Adidas AG	Germany	1,200	$ 103,570
Gucci Group NV	Netherlands	500	45,854
Gunze, Ltd.	Japan	9,000	33,117
182,541
CONSUMER STAPLES 19.6%
Beverages 3.8%
Chosun Brewery Co.	South Africa	570	23,597
Davide Campari Milano SpA *	Italy	800	24,976
Diageo Plc	United Kingdom	47,700	518,218
Heineken Holding NV	Netherlands	7,200	208,775
Remy Cointreau SA	France	2,672	83,223
858,789
Food & Drug Retailing 1.3%
Seven-Eleven Japan Co., Ltd.	Japan	8,000	243,853
Sobeys, Inc.	Canada	2,217	54,734
298,587
Food Products 8.5%
Ajinomoto Co., Inc.	Japan	25,000	260,820
Cadbury Schweppes Plc	United Kingdom	59,570	371,048
Cheil Jedang Corp.	South Korea	230	8,882
Lindt & Spruengli, Ltd.	Switzerland	400	231,364
Nestle SA	Switzerland	2,659	563,290
Nippon Meat Packers, Inc.	Japan	39,000	389,146
Northern Foods Plc	United Kingdom	38,900	103,306
1,927,856
Household Products 1.3%
Kao Corp.	Japan	14,000	307,090
Personal Products 1.4%
Mandom Corp.	Japan	6,300	127,846
Uni-Charm Corp.	Japan	4,800	190,367
318,213
Tobacco 3.3%
Altadis SA	Spain	8,293	189,070
British America Tobacco Plc	United Kingdom	17,456	174,332
Swedish Match Co.	Sweden	48,382	381,202
744,604
ENERGY 8.2%
Oil & Gas 8.2%
BP Amoco Plc	United Kingdom	26,861	184,604
CNOOC, Ltd.	Hong Kong	51,500	67,359
Eni SpA	Italy	17,996	285,917
See Notes to Financial Statements

SCHEDULE OF INVESTMENTS continued

December 31, 2002

	Country	Shares	Value

COMMON STOCKS continued
ENERGY continued
Oil & Gas continued
Petro-Canada	Canada	10,970	$ 339,648
Petroleo Brasileiro SA	Brazil	3,200	41,943
Royal Dutch Petroleum Co.	Netherlands	10,200	449,004
TonenGeneral Sekiyu KK	Japan	9,000	59,111
TotalFinaElf SA, Class B	France	3,100	442,457
1,870,043
FINANCIALS 20.7%
Banks 6.7%
Anglo Irish Bank Austria AG	Ireland	11,490	81,696
BNP Paribas SA	France	2,276	92,681
Dah Sing Financial Group	Hong Kong	10,031	50,807
Danske Bank	Denmark	11,350	187,454
Kookmin Bank	South Korea	1,300	46,035
Kookmin Bank, ADR *	South Korea	1,590	56,206
National Bank of Canada	Canada	9,700	198,335
OTP Bank	Hungary	23,200	227,977
UBS AG	Switzerland	3,144	152,756
United Overseas Bank	Singapore	30,608	208,212
Wing Hang Bank, Ltd.	Hong Kong	74,800	239,309
1,541,468
Diversified Financials 4.3%
Aeon Credit Service Co., Ltd.	Hong Kong	148,400	50,427
Brascan Corp., Class A	Canada	22,298	448,162
Groupe Bruxelles Lambert SA	Belgium	2,835	115,979
Haw Par Corp., Ltd.	Singapore	1,251	2,352
HSBC Holdings Plc	United Kingdom	20,800	228,397
ICAP Plc	United Kingdom	1,316	21,181
Pargesa Holding AG	Switzerland	60	108,452
974,950
Insurance 4.4%
Assicurazioni Generali SpA	Italy	562	11,552
Industrial Alliance Life Insurance Co.	Canada	3,958	98,944
Irish Life & Permanent Plc	Ireland	11,339	122,479
Kingsway Financial Services, Inc.	Canada	8,545	74,053
Manulife Financial Corp.	Canada	10,621	231,219
Mitsui Marine & Fire Insurance Co., Ltd.	Japan	68,000	312,630
Riunone Adriatica di Sicurta SpA	Italy	3,125	38,015
Samsung Fire & Marine Co., Ltd.	South Korea	2,000	109,270
998,162
Real Estate 5.3%
British Land Co. Plc	United Kingdom	26,130	190,094
Brookfield Homes Corp. *(h)	United States	1,838	0
Brookfield Properties Corp.	United States	9,191	166,284
See Notes to Financial Statements

SCHEDULE OF INVESTMENTS continued

December 31, 2002

	Country	Shares	Value

COMMON STOCKS continued
FINANCIALS continued
Real Estate continued
Centro Properties Group	Australia	34,399	$ 72,206
General Property Trust	Australia	79,928	133,589
Hang Lung Properties, Ltd.	Hong Kong	50,000	48,407
Land Securities Group Plc, Class B *	United Kingdom	5,600	9,148
Office Building Fund of Japan, Inc.	Japan	18	94,274
Stockland Trust Group	Australia	41,646	112,963
Unibail SA	France	3,515	249,923
Westfield Trust	Australia	66,403	129,668
1,206,556
HEALTH CARE 10.8%
Health Care Equipment & Supplies 0.8%
Cochlear, Ltd.	Australia	4,600	100,906
Smith & Nephew Plc	United Kingdom	12,272	75,155
176,061
Pharmaceuticals 10.0%
Alliance Unichem Plc	United Kingdom	19,891	143,105
Aventis SA, Class A	France	5,569	302,523
Banyu Pharmaceutical Co., Ltd.	Japan	2,200	20,636
Gedeon Richter, Ltd.	Hungary	400	26,412
GlaxoSmithKline Plc, ADR	United Kingdom	16,049	307,904
Novartis AG	Switzerland	10,100	368,408
Pharmacia Corp.	Sweden	12,153	504,263
Pliva DD, GDR, 144A	Croatia	5,600	80,360
Roche Holdings AG	Switzerland	1,000	69,662
Sanofi-Synthelabo SA	France	3,052	186,437
Schering AG	Germany	2,426	105,455
Takeda Chemical Industries, Ltd.	Japan	4,000	167,060
2,282,225
INDUSTRIALS 4.8%
Commercial Services & Supplies 0.3%
Ritchie Brothers Auctioneers, Inc. *	Canada	1,700	54,995
Construction & Engineering 0.3%
Balfour Beatty Plc	United Kingdom	32,080	74,609
Electrical Equipment 0.3%
Johnson Electric Holdings, Ltd.	Bermuda	65,000	71,680
Industrial Conglomerates 0.5%
DCC Plc	Ireland	11,284	115,968
Machinery 1.6%
IHC Caland NV	Netherlands	3,360	177,239
Kubota Corp.	Japan	66,000	178,949
356,188
See Notes to Financial Statements

SCHEDULE OF INVESTMENTS continued

December 31, 2002

	Country	Shares	Value

COMMON STOCKS continued
INDUSTRIALS continued
Marine 0.4%
Daewoo Shipbuilding & Marine Energineering Co., Ltd. *	South Korea	16,870	$ 99,566
Trading Companies & Distributors 0.1%
Mitsubishi Corp.	Japan	5,000	30,524
Transportation Infrastructure 1.3%
Brisa-Auto Estradas de Portugal SA	Portugal	42,131	233,285
Hong Kong Aircraft Engineering Co., Ltd.	Hong Kong	20,000	58,985
292,270
INFORMATION TECHNOLOGY 4.0%
Communications Equipment 1.3%
Nokia Oyj	Finland	12,661	201,156
Tanderg ASA	Norway	14,955	86,259
287,415
Office Electronics 1.0%
Canon, Inc.	Japan	6,000	225,833
Semiconductor Equipment & Products 1.7%
Samsung Electronics Co., Ltd.	South Korea	360	95,308
Samsung Electronics Co., Ltd., GDR, 144A*	South Korea	3,825	240,019
ST Microelectronics	France	3,200	62,687
398,014
MATERIALS 5.3%
Chemicals 0.3%
Akzo Nobel NV	Netherlands	415	13,157
Kuraray Co.	Japan	8,000	49,579
62,736
Construction Materials 2.9%
Aggregate Industries Plc	United Kingdom	60,000	72,186
Compagnie Generale des Etablissements Michelin, Class B	France	11,400	392,847
Lafarge SA	France	2,717	204,581
669,614
Containers & Packaging 0.7%
Rexam Plc	United Kingdom	23,050	157,300
Metals & Mining 0.8%
BHP Billiton, Ltd.	United Kingdom	22,200	118,537
Placer Dome, Inc.	Canada	5,200	58,791
177,328
Paper & Forest Products 0.6%
Timberwest Forest Corp.	Canada	10,888	82,709
UPM-Kymmene Corp.	Finland	1,784	57,249
139,958
See Notes to Financial Statements

SCHEDULE OF INVESTMENTS continued

December 31, 2002

	Country	Shares	Value

COMMON STOCKS continued
TELECOMMUNICATION SERVICES 3.7%
Diversified Telecommunication Services 3.3%
Brasil Telecom Participacoes SA, ADR	Brazil	1,600	$ 40,400
BT Group Plc	United Kingdom	36,394	114,224
China Telecom Corp., Ltd.	China	402,500	169,026
Tele Norte Leste Participacoes SA, ADR	Brazil	5,500	40,425
Telecom Italia SpA	Italy	77,977	393,335
757,410
Wireless Telecommunications Services 0.4%
Vodafone Airtouch Plc	United Kingdom	45,500	82,935
UTILITIES 1.0%
Gas Utilities 0.5%
Gas Natural SDG SA	Spain	2,870	54,387
Tokyo Gas Co., Ltd.	Japan	23,000	72,044
126,431
Water Utilities 0.5%
Kelda Group Plc	United Kingdom	15,770	107,619
Total Common Stocks			20,442,461
PREFERRED STOCKS 1.8%
CONSUMER STAPLES 0.5%
Personal Products 0.5%
Wella AG	Germany	2,067	123,557
FINANCIALS 0.2%
Banks 0.2%
Banco Itau SA	Brazil	910,000	44,086
INDUSTRIALS 0.3%
Commercial Services & Supplies 0.3%
Henkel KGaA	Germany	1,000	63,499
INFORMATION TECHNOLOGY 0.8%
Semiconductor Equipment & Products 0.8%
Samsung Electronics Co., Ltd.	South Korea	1,450	183,382
Total Preferred Stocks			414,524
SHORT-TERM INVESTMENTS 8.5%
MUTUAL FUND SHARES 8.5%
Evergreen Institutional U.S. Government Money Market Fund (o)	United States	1,941,051	1,941,051
Total Investments (cost $22,822,412) 100.0%			22,798,036
Other Assets and Liabilities 0.0%			2,535
Net Assets 100.0%			$ 22,800,571
See Notes to Financial Statements

SCHEDULE OF INVESTMENTS continued

December 31, 2002

144A	Security that may be resold to qualified institutional buyers under Rule 144A of the Securities Act of 1933, as amended. This security has been determined to be liquid under guidelines established by the Board of Trustees.
*	Non-income producing security.
(h)	No market quotation available. Valued at fair value as determined in good faith under procedures established by the Board of Trustees.
(o)	The advisor of the fund and the advisor of the money market fund are each a division of Wachovia Corporation.

Summary of Abbreviations
ADR	American Depository Receipt
GDR	Global Depository Receipt

At December 31, 2002, the fund held investments in the following countries (unaudited):

	Market Value	Total Investment

Japan	$3,948,186	17.3%
United Kingdom	3,440,340	15.1%
France	2,127,183	9.3%
United States	2,107,335	9.2%
Canada	1,708,274	7.5%
Switzerland	1,527,191	6.7%
Netherlands	1,220,481	5.4%
Sweden	1,064,622	4.7%
South Korea	868,920	3.8%
Italy	753,795	3.3%
Hong Kong	643,895	2.8%
Australia	549,332	2.4%
Germany	396,081	1.8%
Ireland	341,092	1.5%
Finland	$258,405	1.1%
Hungary	254,389	1.1%
Spain	243,457	1.1%
Portugal	233,285	1.0%
Singapore	210,564	0.9%
Denmark	187,454	0.8%
China	169,026	0.8%
Brazil	166,854	0.7%
Belgium	115,979	0.5%
Norway	86,259	0.4%
Croatia	80,360	0.4%
Bermuda	71,680	0.3%
South Africa	23,597	0.1%
	$22,798,036	100.0%
See Notes to Financial Statements

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2002

Assets
Identified cost of securities	$ 22,822,412
Net unrealized losses on securities	(24,376)

Market value of securities	22,798,036
Foreign currency, at value (cost $57,124)	60,237
Dividends and interest receivable	54,185
Prepaid expenses and other assets	514

Total assets	22,912,972

Liabilities
Payable for securities purchased	70,746
Advisory fee payable	222
Due to other related parties	124
Accrued expenses and other liabilities	41,309

Total liabilities	112,401

Net assets	$ 22,800,571

Net assets represented by
Paid-in capital	$ 33,155,993
Undistributed net investment income	19,728
Accumulated net realized losses on securities, futures contracts and foreign currency related transactions	(10,357,947)
Net unrealized losses on securities and foreign currency related transactions	(17,203)

Total net assets	$ 22,800,571

Net assets consists of
Class 1*	$ 22,323,576
Class 2	476,995

Total net assets	$ 22,800,571

Shares outstanding
Class 1*	2,708,401
Class 2	57,878

Net asset value per share
Class 1*	$ 8.24
Class 2	$ 8.24

* Effective at the close of business on July 24, 2002, existing shares of the fund were renamed Class 1 shares.
See Notes to Financial Statements

STATEMENT OF OPERATIONS

Year Ended December 31, 2002

Investment income
Dividends (net of foreign withholding taxes of $63,991)	$ 566,185
Interest	17,517

Total investment income	583,702

Expenses
Advisory fee	166,531
Distribution Plan expenses	251
Administrative services fees	25,232
Transfer agent fee	1,347
Trustees’ fees and expenses	383
Printing and postage expenses	40,747
Custodian fee	95,831
Professional fees	16,956
Other	3,749

Total expenses	351,027
Less: Expense reductions	(523)
Fee waivers	(97,935)

Net expenses	252,569

Net investment income	331,133

Net realized and unrealized gains or losses on securities, futures contracts and foreign currency related transactions
Net realized gains or losses on:
Securities	(3,523,001)
Futures contracts	(43,632)
Foreign currency related transactions	34,941

Net realized losses on securities, futures contracts and foreign currency related transactions	(3,531,692)
Net change in unrealized gains or losses on securities and foreign currency related transactions	579,936

Net realized and unrealized gains or losses on securities, futures contracts and foreign currency related transactions	(2,951,756)

Net decrease in net assets resulting from operations	$ (2,620,623)

See Notes to Financial Statements

STATEMENTS OF CHANGES IN NET ASSETS

	Year Ended December 31,
	2002		2001

Operations
Net investment income		$ 331,133		$ 132,164
Net realized losses on securities, futures contracts, and foreign currency related transactions		(3,531,692)		(4,812,889)
Net change in unrealized gains or losses on securities and foreign currency related transactions		579,936		1,405,676

Net decrease in net assets resulting from operations		(2,620,623)		(3,275,049)

Distributions to shareholders from
Net investment income
Class 1*		(366,920)		(145,953)
Class 2		(6,861)		0

Total distributions to shareholders		(373,781)		(145,953)

	Shares		Shares
Capital share transactions
Proceeds from shares sold
Class 1*	364,113	3,316,107	133,748	1,379,877
Class 2	800,733	6,635,721	0	0

		9,951,828		1,379,877

Net asset value of shares issued in reinvestment of distributions
Class 1*	45,299	366,920	15,899	145,953
Class 2	847	6,861	0	0

		373,781		145,953

Payment for shares redeemed
Class 1*	(571,257)	(5,239,109)	(284,501)	(2,685,640)
Class 2	(743,702)	(6,159,450)	0	0

		(11,398,559)		(2,685,640)

Net asset value of shares issued in acquisition
Class 1*	0	0	2,244,301	22,684,279
Class 2	0	0	0	0

		0		22,684,279

Net increase (decrease) in net assets resulting from capital share transactions		(1,072,950)		21,524,469

Total increase (decrease) in net assets		(4,067,354)		18,103,467
Net assets
Beginning of period		26,867,925		8,764,458

End of period		$ 22,800,571		$ 26,867,925

Undistributed (overdistributed) net investment income		$ 19,728		$ (17,642)

* Effective at the close of business on July 24, 2002, existing shares of the fund were renamed Class 1 shares.
See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

Evergreen VA International Growth Fund (the “Fund”) is a diversified series of Evergreen Variable Annuity Trust (the “Trust”), a Delaware business trust organized on December 23, 1997. The Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). Shares of the Fund may only be purchased by insurance companies for the purpose of funding variable annuity contracts or variable life insurance policies.

The Fund offers Class 1 and Class 2 shares at net asset value without a front-end sales charge or contingent deferred sales charge; however, Class 2 shares pay an ongoing distribution fee.

Effective at the close of business on July 24, 2002, existing shares of the Fund were renamed Class 1 shares.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

a. Valuation of investments

Listed equity securities are usually valued at the last sales price reported on the national securities exchange, where the securities are principally traded.

Foreign securities traded on an established exchange are valued at the last sales price on the exchange where the security is primarily traded. If there has been no sale, the securities are valued at the mean between bid and asked prices.

Investments in other mutual funds are valued at net asset value. Securities for which market quotations are not available are valued at fair value as determined in good faith, according to procedures approved by the Board of Trustees.

b. Foreign currency translation

All assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of portfolio securities and income items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions. The Fund does not separately account for that portion of the results of operations resulting from changes in foreign exchange rates on investments and the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gains or losses on securities.

c. Futures contracts

In order to gain exposure to or protect against changes in security values, the Fund may buy and sell futures contracts. The primary risks associated with the use of futures contracts are the imperfect correlation between changes in market values of securities held by the Fund and the prices of futures contracts, and the possibility of an illiquid market.

NOTES TO FINANCIAL STATEMENTS continued

Futures contracts are valued based upon their quoted daily settlement prices. The aggregate principal amounts of the contracts are not recorded in the financial statements. Fluctuations in the value of the contracts are recorded in the Statement of Assets and Liabilities as an asset or liability and in the Statement of Operations as unrealized gains or losses until the contracts are closed, at which point they are recorded as net realized gains or losses on futures contracts.

d. Foreign currency contracts

A foreign currency contract is an obligation to purchase or sell a specific currency for an agreed-upon price at a future date. The Fund enters into foreign currency contracts to facilitate transactions in foreign-denominated securities and to attempt to minimize the risk to the Fund from adverse changes in the relationship between currencies. Foreign currency contracts are recorded at the forward rate and marked-to-market daily. When the contracts are closed, realized gains and losses arising from such transactions are recorded as realized gains or losses on foreign currency related transactions. The Fund could be exposed to risks if the counterparties to the contracts are unable to meet the terms of their contracts or if the value of the foreign currency changes unfavorably.

e. Security transactions and investment income

Security transactions are recorded no later than one business day after the trade date. Realized gains and losses are computed using the specific cost of the security sold. Interest income is recorded on the accrual basis and includes accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date or in the case of some foreign securities, on the date when the Fund is made aware of the dividend. Foreign income and capital gains realized on some securities may be subject to foreign taxes, which are accrued as applicable.

f. Federal taxes

The Fund intends to continue to qualify as a regulated investment company and distribute all of its taxable income, including any net capital gains (which have already been offset by available capital loss carryovers). Accordingly, no provision for federal taxes is required.

g. Distributions

Distributions to shareholders from net investment income and net realized gains are recorded on the ex-dividend date. Such distributions are determined in conformity with income tax regulations, which may differ from generally accepted accounting principles.

Reclassifications have been made to the Fund’s components of net assets to reflect income and gains available for distribution (or available capital loss carryovers, as applicable) under income tax regulations. The primary permanent differences causing such reclassifications are due to net realized foreign currency gains or losses and passive foreign investment companies.

h. Class allocations

Income, common expenses and realized and unrealized gains and losses are allocated to the classes based on the relative net assets of each class. Distribution fees, if any, are calculated daily at the class level based on the appropriate net assets of each class and the specific expense rates applicable to each class.

NOTES TO FINANCIAL STATEMENTS continued

3. ADVISORY FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Evergreen Investment Management Company, LLC (“EIMC”), an indirect, wholly-owned subsidiary of Wachovia Corporation (“Wachovia”), is the investment advisor to the Fund and is paid an annual fee starting at 0.66% and declining to 0.36% as average daily net assets increase.

During the year ended December 31, 2002, the investment advisor waived its fees in the amount of $97,935, which represents 0.39% of the Fund’s average daily net assets.

Evergreen Investment Services, Inc. (“EIS”), an indirect, wholly-owned subsidiary of Wachovia, is the administrator to the Fund. As administrator, EIS provides the Fund with facilities, equipment and personnel and is paid an annual administrative fee of 0.10% of the Fund’s average daily net assets.

Evergreen Service Company, LLC (“ESC”), an indirect, wholly-owned subsidiary of Wachovia, is the transfer and dividend disbursing agent for the Fund. ESC receives account fees that vary based on the type of account held by the shareholders in the Fund.

The Fund has placed a portion of its portfolio transactions with brokerage firms that are affiliates of Wachovia. During the year ended December 31, 2002, the Fund paid brokerage commissions of $1,524 to Wachovia Securities, Inc.

4. DISTRIBUTION PLAN

Evergreen Distributor, Inc. (“EDI”), a wholly-owned subsidiary of BISYS Fund Services, Inc., serves as principal underwriter to the Fund.

The Fund has adopted a Distribution Plan, as allowed by Rule 12b-1 of the 1940 Act, for Class 2 shares. Under the Distribution Plan, distribution fees are paid at an annual rate of 0.25% of the average daily net assets for Class 2.

5. ACQUISITION

Effective on the close of business on August 3, 2001, the Fund acquired substantially all the assets and assumed certain liabilities of Evergreen VA Perpetual International Fund in an exchange of shares. The net assets were exchanged through a tax-free exchange for 2,244,301 shares of the Fund. The acquired net assets consisted primarily of portfolio securities with unrealized depreciation of $2,694,361. The aggregate net assets of the Fund and Evergreen VA Perpetual International Fund immediately prior to the acquisition were $8,070,094 and $22,684,279, respectively. The aggregate net assets of the Fund immediately after the acquisition were $30,754,373.

6. SECURITIES TRANSACTIONS

Cost of purchases and proceeds from sales of investment securities (excluding short-term securities) were $18,602,636 and $21,447,620, respectively, for the year ended December 31, 2002.

NOTES TO FINANCIAL STATEMENTS continued

On December 31, 2002, the aggregate cost of securities for federal income tax purposes was $22,972,464. The gross unrealized appreciation and depreciation on securities based on tax cost was $1,194,195 and $1,368,623, respectively, with a net unrealized depreciation of $174,428.

As of December 31, 2002, the Fund had $9,846,610 in capital loss carryovers for federal income tax purposes with $1,479,402 expiring in 2008, $4,779,223 expiring in 2009 and $3,587,985 expiring in 2010.

For income tax purposes, capital losses incurred after October 31 within the Fund’s fiscal year are deemed to arise on the first business day of the following fiscal year. The Fund has incurred and will elect to defer post-October losses of $361,285.

7. INTERFUND LENDING

Pursuant to an Exemptive Order issued by the SEC, the Fund, along with other certain funds in the Evergreen fund family may participate in an interfund lending program. This program allows the funds to borrow from, or lend money to, other participating funds.

During the year ended December 31, 2002, the Fund did not participate in the interfund lending program.

8. DISTRIBUTIONS TO SHAREHOLDERS

As of December 31, 2002, the components of distributable earnings on a tax basis were as follows:

Undistributed Ordinary Income	Unrealized Depreciation	Capital Loss Carryover and Post-October Loss

$26,901	$174,428	$10,207,895

The differences between the components of distributable earnings on a tax basis and the amounts reflected in the Statement of Assets and Liabilities are primarily due to wash sales and passive foreign investment companies.

The tax character of distributions paid for the year ended ended December 31, 2002 was $373,781 of ordinary income

9. EXPENSE REDUCTIONS

Through expense offset arrangements with ESC and the Fund’s custodian, a portion of fund expenses has been reduced. The Fund received expense reductions from expense offset arrangements of $523 which represents 0.00% of its average daily net assets.

10. DEFERRED TRUSTEES’ FEES

Each independent Trustee of the Fund may defer any or all compensation related to performance of their duties as Trustees. The Trustees’ deferred balances are allocated to deferral accounts, which are included in the accrued expenses for the Fund. The investment performance of the deferral

NOTES TO FINANCIAL STATEMENTS continued

accounts are based on the investment performance of certain Evergreen funds. Any gains earned or losses incurred in the deferral accounts are reported in the Fund’s Trustees’ fees and expenses. At the election of the Trustees, the deferral account will be paid either in one lump sum or in quarterly installments for up to ten years.

11. FINANCING AGREEMENT

The Fund and certain other Evergreen funds share in a $150 million unsecured revolving credit commitment for temporary and emergency purposes, including the funding of redemptions, as permitted by each Fund’s borrowing restrictions. Borrowings under this facility bear interest at 0.50% per annum above the Federal Funds rate. All of the participating funds are charged an annual commitment fee of 0.09% of the unused balance, which is allocated pro rata.

During the year ended December 31, 2002, the Fund had no borrowings under this agreement.

INDEPENDENT AUDITORS’ REPORT

Board of Trustees and Shareholders
Evergreen Variable Annuity Trust

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of the Evergreen VA International Growth Fund, a portfolio of Evergreen Variable Annuity Trust, as of December 31, 2002, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years or periods in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2002 by correspondence with the custodian. As to securities purchased or sold but not yet received or delivered, we performed other appropriate auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Evergreen VA International Growth Fund, as of December 31, 2002, the results of its operations, changes in its net assets and financial highlights for each of the years or periods described above in conformity with accounting principles generally accepted in the United States of America.

Boston, Massachusetts
February 7, 2003

This page left intentionally blank

This page left intentionally blank

This page left intentionally blank

TRUSTEES AND OFFICERS

TRUSTEES[1]
Charles A. Austin III Trustee DOB: 10/23/1934 Term of office since: 1991 Other directorships: None	Principal occupations: Investment Counselor, Anchor Capital Advisors, Inc. (investment advice); Director, The Andover Companies (insurance); Trustee, Arthritis Foundation of New England; The Francis Ouimet Society; Former Investment Counselor, Appleton Partners, Inc. (investment advice); Former Director, Executive Vice President and Treasurer, State Street Research & Management Company (investment advice); Former Director, Health Development Corp. (fitness-wellness centers); Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

K. Dun Gifford Trustee DOB: 10/23/1938 Term of office since: 1974 Other directorships: None	Principal occupations: Chairman and President, Oldways Preservation and Exchange Trust (education); Trustee, Treasurer and Chairman of the Finance Committee, Cambridge College; Former Managing Partner, Roscommon Capital Corp.; Former Chairman of the Board, Director, and Executive Vice President, The London Harness Company (leather goods purveyor); Former Chairman, Gifford, Drescher & Associates (environmental consulting); Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Leroy Keith, Jr. Trustee DOB: 2/14/1939 Term of office since: 1983 Other directorships: Trustee, Phoenix Series Fund, Phoenix Multi-Portfolio Fund, and The Phoenix Big Edge Series Fund	Principal occupations: Partner, Stonington Partners, Inc. (private investment firm); Trustee of Phoenix Series Fund, Phoenix Multi-Portfolio Fund, and The Phoenix Big Edge Series Fund; Former Chairman of the Board and Chief Executive Officer, Carson Products Company (manufacturing); Former Director of Phoenix Total Return Fund and Equifax, Inc. (worldwide information management); Former President, Morehouse College; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Gerald M. McDonnell Trustee DOB: 7/14/1939 Term of office since: 1988 Other directorships: None	Principal occupations: Sales Manager, SMI-STEEL – South Carolina (steel producer); Former Sales and Marketing Management, Nucor Steel Company; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Thomas L. McVerry Trustee DOB: 8/2/1938 Term of office since: 1993 Other directorships: None	Principal occupations: Director of Carolina Cooperative Credit Union; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

William Walt Pettit Trustee DOB: 8/26/1955 Term of office since: 1984 Other directorships: None	Principal occupations: Partner and Vice President in the law firm of Kellam & Pettit, P.A.; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

David M. Richardson Trustee DOB: 9/19/1941 Term of office since: 1982 Other directorships: None	Principal occupations: President, Richardson, Runden & Company (new business development/consulting company); Managing Director, Kennedy Information, Inc. (executive recruitment information and research company); Trustee, 411 Technologies, LLP (communications); Director, J&M Cumming Paper Co. (paper merchandising); Columnist, Commerce and Industry Association of New Jersey; Former Vice Chairman, DHR International, Inc. (executive recruitment); Former Senior Vice President, Boyden International Inc. (executive recruitment); Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Russell A. Salton III, MD Trustee DOB: 6/2/1947 Term of office since: 1984 Other directorships: None	Principal occupations: Medical Director, Healthcare Resource Associates, Inc.; Former Medical Director, U.S. Health Care/Aetna Health Services; Former Consultant, Managed Health Care; Former President, Primary Physician Care; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

TRUSTEES AND OFFICERS continued

Michael S. Scofield Trustee DOB: 2/20/1943 Term of office since: 1984 Other directorships: None	Principal occupations: Attorney, Law Offices of Michael S. Scofield; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Richard J. Shima Trustee DOB: 8/11/1939 Term of office since: 1993 Other directorships: None	Principal occupations: Independent Consultant; Director, Trust Company of CT; Trustee, Saint Joseph College (CT); Director of Hartford Hospital, Old State House Association; Trustee, Greater Hartford YMCA; Former Chairman, Environmental Warranty, Inc. (insurance agency); Former Executive Consultant, Drake Beam Morin, Inc. (executive outplacement); Former Director of Enhance Financial Services, Inc.; Former Director of CTG Resources, Inc. (natural gas); Former Director Middlesex Mutual Assurance Company; Former Chairman, Board of Trustees, Hartford Graduate Center; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Richard K. Wagoner, CFA[2] Trustee DOB: 12/12/1937 Term of office since: 1999 Other directorships: None	Principal occupations: Current Member and Former President, North Carolina Securities Traders Association; Member, Financial Analysts Society; Former Chief Investment Officer, Executive Vice President and Head of Capital Management Group, First Union National Bank; Former Consultant to the Boards of Trustees of the Evergreen Funds; Former Member, New York Stock Exchange; Former Trustee, Mentor Funds and Cash Resource Trust.
OFFICERS
William M. Ennis[3] President DOB: 6/26/1960 Term of office since: 1999	President and Chief Executive Officer, Evergreen Investment Company, Inc. and Chief Operating Officer, Capital Management Group, Wachovia Bank, N.A.

Carol Kosel[4] Treasurer DOB: 12/25/1963 Term of office since: 1999	Senior Vice President, Evergreen Investment Services, Inc. and Treasurer, Vestaur Securities, Inc.; former Senior Manager, KPMG LLP.

Michael H. Koonce[4] Secretary DOB: 4/20/1960 Term of office since: 2000	Senior Vice President and General Counsel, Evergreen Investment Services, Inc.; Senior Vice President and Assistant General Counsel, Wachovia Corporation; former Senior Vice President and General Counsel, Colonial Management Associates, Inc.; former Vice President and Counsel, Colonial Management Associates, Inc.

Nimish S. Bhatt[5] Vice President and Assistant Treasurer DOB: 6/6/1963 Term of office since: 1998	Vice President, Tax, BISYS Fund Services; former Assistant Vice President, EAMC/First Union National Bank; former Senior Tax Consulting/Acting Manager, Investment Companies Group, PricewaterhouseCoopers LLP, New York.

Bryan Haft[5] Vice President DOB: 1/23/1965 Term of office since: 1998	Team Leader, Fund Administration, BISYS Fund Services.

1 Each Trustee serves until a successor is duly elected or qualified or until his death, resignation, retirement or removal from office. The address of each Trustee is 200 Berkeley Street, Boston, MA 02116. Each Trustee oversees 105 Evergreen funds.

2 Mr. Wagoner is an “interested person” of the fund because of his ownership of shares in Wachovia Corporation (formerly First Union Corporation), the parent to the fund’s investment advisor.

3 The address of the Officer is 401 S. Tryon Street, 20th Floor, Charlotte, NC 28288.

4 The address of the Officer is 200 Berkeley Street, Boston, MA 02116.

5 The address of the Officer is 3435 Stelzer Road, Columbus, OH 43219. Additional information about the fund’s Board of Trustees and Officers can be found in the Statement of Additional Information (SAI) and is available upon request without charge by calling 800.343.2898.

Additional information about the fund's Board of Trustees and Officers can be found in the Statement of Additional Information (SAI) and is available upon request without charge by calling 800.343.2898.

Investments that stand the test of time

Year in and year out, Evergreen Investments seeks to provide each client with sound, time-tested investment strategies designed for sustainable long-term success. With over $233 billion* in assets under management, we manage diverse investments from institutional portfolios to mutual funds, variable annuities to retirement plans, alternative investments to private accounts. Our commitment to every one of our clients is reflected in the rigor and discipline with which we manage investments.

We offer a complete family of mutual funds designed to help investors meet a wide range of financial goals. From money market funds that meet short-term needs to international funds that involve greater risk but seek potentially higher returns, Evergreen provides a broad array of flexible investment options. Across all investment styles, we are committed to providing investors with investment excellence day after day, quarter after quarter and year after year.

*As of November 30, 2002

Visit us online at EvergreenInvestments.com

FOR MORE INFORMATION
Evergreen Express Line 800.346.3858
Evergreen Investor Services 800.343.2898

The Dalbar Mutual Fund Service Award symbolizes the achievement of the highest tier of service to shareholders within the mutual fund industry. It is awarded only to firms that exceed industry norms in key service areas. Evergreen Investments was measured against 62 mutual fund service providers.

560861   2/2003

Evergreen Investments
200 Berkeley Street
Boston, MA 02116-5034